Mail Stop 04-06

      December 29, 2004

Robert M. Pons
Chief Executive Officer
SmartServ Online, Inc.
2250 Butler Pike, Suite 150
Plymouth Meeting, Pennsylvania 19462
(610) 397-0689

Re:   	SmartServ Online, Inc.
      Form 8-K filed December 21, 2004, amended December 23, 2004
      File No. 000-28008

Dear Mr. Pons:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your statement in the third paragraph that the Company concluded its relationship with Grant Thorton on December 15, 2004.
We further note from Exhibit 16.1 that your former accountants indicate that they advised you on December 15, 2004 that they would not stand for reappointment for the 2004 audit period. Revise your disclosure in your Form 8-K to clearly indicate whether your former accountants resigned, refused to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-B. An updated letter from the former accountants, filed as Exhibit 16, should be provided along with the amended filing.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-1822, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Melissa M. Walsh
      Staff Accountant

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SmartServ Online, Inc.
December 29, 2004
Page 2